FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                31 August, 2005

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):









               International Power Sells Interest in
           300 MW Valley Power plant to Snowy Hydro Ltd



(London - 31 August 2005) International Power and Mitsui & Co, Ltd (IPM) together with Contact Energy have signed an agreement to sell the 300 MW Valley Power peaking plant in Victoria, Australia, to Snowy Hydro Ltd for an enterprise value of A$243 million (GBP100 million).



IPM acquired a 60% equity interest in Valley Power as part of the Edison Mission Energy acquisition in December 2004, and Contact Energy owned the remaining 40%. IPM has divested its interest in Valley Power as per an agreement with the Australian Competition and Consumer Commission (ACCC) reached at the time of the Edison Mission Energy acquisition.



The sale of Valley Power is expected to be completed towards the end of September 2005.



For further information please contact:


Investor Contact:
Aarti Singhal
+44 (0)20 7320 8681


Media Contact:
Sara Richardson
+44 (0)20 7320 8619



Notes to Editors:


International Power's net ownership (42%) in Valley Power equated to 126 MW.


International Power plc is a leading independent electricity generating company with 16,372 MW (net) in operation and 1,706 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".



Company website: www.ipplc.com






                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary